Exhibit 99.35

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

Background

This Management’s Discussion and Analysis (“MD&A”), prepared as of August 11, 2017, should be read in conjunction with the condensed consolidated interim financial statements (“financial statements”) and the notes thereto of Lithium Americas Corp. (“Lithium Americas”, the “Company”, or “LAC”) for the six months ended June 30, 2017, and the audited consolidated financial statements and notes thereto of Lithium Americas for the fifteen months ended December 31, 2016, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Refer to Notes 2 and 3 of the audited consolidated financial statements for the fifteen months ended December 31, 2016, for disclosure of the Company’s significant accounting policies. All amounts are expressed in United States dollars, unless otherwise stated. This MD&A contains “forward looking statements” and readers should read the cautionary note contained in the section entitled “Forward Looking Statements” contained in this MD&A regarding such forward looking statements.

Significant Updates on Company’s Projects from the Start of Fiscal Year

Cauchari-Olaroz:

•	Cauchari-Olaroz project remains on schedule to begin production in 2019.

•

Pond construction is now targeted to begin in H2 2017, subject to receipt of the necessary approvals, with detailed engineering, camp construction, hydrological testing and production well drilling underway.

•

Minera Exar (as defined below) now has approximately 130 employees in Argentina (72 at December 31, 2016) with a 400 person expansion of the work camp underway. Direct employment during the two-year construction period is expected to total approximately 1,000 people.

•

An update to the 2012 Environmental Impact Study is expected to be completed in H2 2017 to amend the permits and reflect changes in development plan. In March 2017, the Province of Jujuy reaffirmed Minera Exar’s ability to begin construction under the 2012 EIS.

•

On May 11, 2017, a National Instrument 43-101 (“NI 43-101”) technical report that summarizes the Stage 1 DFS (as defined below) was filed on SEDAR (http://www.sedar.com). The expected capital expenditures for the construction of Stage 1 of Cauchari-Olaroz project, are approximately $212.5 million for the Company`s contribution to the Joint Venture before VAT taxes and working capital.

•

On June 29, 2017, senior executives from Minera Exar, Lithium Americas and SQM (as defined below) attended a meeting in Buenos Aires with government officials from Argentina, including the President of Argentina, Mauricio Macri, and the Governor of the Province of Jujuy, Gerardo Morales. All parties reaffirmed their commitment to support the development of Cauchari-Olaroz project.

Lithium Nevada:

•	Continued to assemble development team for Lithium Nevada including the recent hires of geologists and experienced lithium process engineers.

•	Continued to advance permitting, exploration and process engineering on the project.

RheoMinerals:

•

RheoMinerals (as defined below) is experiencing a significant increase in oil field business since the start of commercial operations at Fernley plant in Nevada in April 2016. The sales for the H1 2017 reached $2.8 million (H1 2016—$0.2 million) and $1.6 million for Q2 2017 (Q2 2016—$0.2 million).

•	RheoMinerals continues the development of environmental and other products.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

Corporate:

•

On May 10, 2017, Gabriel Rubacha was appointed President of South American Operations. Mr. Rubacha is a director of Lithium Americas and was previously the Commercial Director of Techint Engineering and Construction S.A.

•

On June 7, 2017, Wang Xiaoshen and Jonathan Evans were appointed to Lithium Americas’ Board of Directors. Mr. Wang is currently Vice Chairman and Executive Vice President of Ganfeng Lithium. Mr. Evans has more than 20 years of operations and general management experience and was previously Vice President and GM for the Lithium Division at FMC Corporation.

•

On June 7, 2017, the Company announced the closing of the investment agreement with Ganfeng Lithium (as defined below). Pursuant to the investment agreement, Ganfeng Lithium agreed to provide Lithium Americas with an aggregate of approximately $172 million in equity and debt financing.

•	On June 28, 2017, Mr. Gary Cohn was appointed to Lithium Americas’ Board of Directors. Mr. Cohn was previously with Magna International Inc. overseeing mergers and acquisitions.

•

In July 2017, the Company closed the investment agreement with Bangchak Petroleum Public Company Limited (“Bangchak”). Pursuant to the Investment Agreement, Bangchak has agreed to provide Lithium Americas with an aggregate of $113 million in equity and debt financing primarily to fund a portion of the Company’s share of construction costs for the Cauchari-Olaroz lithium project. The parties also executed an investor rights agreement in which a nominee of Bangchak is entitled to be appointed to the Board of Directors.

•	On July 17, 2017 the Company has appointed Chaiwat Kovavisarach, the CEO of Bangchak, to the Board of Directors.

•	Following the closing of the Ganfeng Lithium and Bangchak investment agreements the Company has $205 million in undrawn debt facilities.

•

As at June 30, 2017, the Company had $49.2 million in cash and cash equivalents. Subsequent to June 30, 2017, the Company received approximately $33.5 million from the completion of equity investment from Bangchak.

Company Overview

Lithium Americas is a Canadian-based resource company focused on the advancement of two significant lithium projects: the Cauchari-Olaroz project, located in Jujuy Province of Argentina, and the Lithium Nevada project (formerly the Kings Valley project), located in north-western Nevada, USA, and on the manufacturing and sales of organoclay products from its plant located in Fernley, Nevada.

On March 28, 2016, the Company entered into an agreement with SQM POTASIO S.A., a subsidiary of Sociedad Quimica y Minera de Chile S.A. (“SQM”) to form a 50/50 joint venture (the “Joint Venture”) on the Cauchari-Olaroz project. The Company’s former wholly-owned subsidiary Minera Exar S.A. (“Minera Exar”) was used for formation of the Joint Venture. The Cauchari-Olaroz project is a lithium brine project.

The Lithium Nevada project is a clay-based lithium project and has been the subject of extensive exploration and processing development work. The Company has recently increased its technical team and is currently in the process of advancing permitting and exploration, in addition to the investigation of innovative lithium extraction and processing technologies that build on previous successful piloting studies for this project.

The Company is advancing both of its lithium projects with the intention of delivering lithium products for the growing lithium ion battery sector. Lithium Americas intends for its lithium business to become significant contributor to the global lithium supply chain.

In addition, the Company’s wholly-owned subsidiary RheoMinerals Inc. (“RheoMinerals”) operates an organoclay plant located in Fernley, Nevada, USA and manufactures specialty organoclay products, derived from clays. RheoMinerals’ products are used by the oil and gas industry as specialty viscosifier additives for drilling fluids and in other sectors.

The Company’s head office is located at Suite 1100-355 Burrard Street, Vancouver, BC, Canada, V6C 2G8. The Company trades in Canada on the Toronto Stock Exchange under the symbol “LAC” and in the US on OTCQX under the symbol “LACDF”. The Company operates in the United States through its wholly owned subsidiaries, Lithium Nevada Corp. (formerly Western Lithium Corp.) and RheoMinerals Inc. (formerly Hectatone Inc.) and in Argentina through the Joint Venture. Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

Description of Business

Cauchari-Olaroz Project, Jujuy Province, Argentina

The Joint Venture with SQM began to advance the Cauchari-Olaroz project immediately after the closing of the transaction on March 28, 2016, and the operating team is continuing to progress the work plan. The Joint Venture is strongly committed to advancing the Cauchari-Olaroz project as expediently as possible. Local investment has already started with plans to scale up when the project is approved for the construction phase.

The Joint Venture is governed by a Shareholders Agreement which provides for (i) equal representation by the Company and SQM on its Management Committee, (ii) unanimous approval by the Company and SQM on budgets and timing of expenditures, (iii) the right to purchase a 50% share of the production and (iv) buyout and termination provisions in the event that SQM chooses not to proceed with the project.

Updated Feasibility Study

On March 29, 2017 the Company announced results of a Definitive Feasibility Study (the “Stage 1 DFS”) on the first stage of the Cauchari-Olaroz project.

Unless otherwise stated, all figures are quoted in U.S. dollars (“$”) and are reported on a 100% equity project basis.

Highlights of the Stage 1 DFS:

•	Average annual production of 25,000 tonnes of battery-grade lithium carbonate over a 40-year project life

•	Estimated construction capital cost of $425 million, before working capital and value-added taxes (“VAT”)

•	Average operating costs of $2,495/t of battery-grade lithium carbonate produced

•	Average annual EBITDA of $233 million, after-tax NPV of $803 million (at a 10% discount rate) and after-tax IRR of 28.4% assuming a price of $12,000/t of battery-grade lithium carbonate sold

•	Creation of at least 260 permanent jobs during the 40 years of operations and employment of at least 800 people during the 2-year construction period

•	Government confirmation of all necessary permits to commence construction and operate

The Joint Venture is pursuing a development plan at the Cauchari-Olaroz project for production capacity of 50,000 tonnes per annum (“tpa”) of battery-grade lithium carbonate (“Li2CO3”) in two stages, with each stage consisting of 25,000 tpa of Li2CO3. The Stage 1 DFS covers the first stage (“Stage 1”) and the plant for Stage 1 has been engineered to integrate production from the second stage (“Stage 2”). No estimated financial results or reserve estimate associated with Stage 2 are included in the Stage 1 DFS. The results of the Stage 1 DFS are provided below:

Cauchari-Olaroz Stage 1 DFS Results
Stage 1 DFS
Lithium carbonate price	$12,000/t Li2CO3
Average annual production	25,000 tpa Li2CO3
Expected project life	40 years
Project capital costs	$425 million
Operating costs	$2,495/t Li2CO3
Average annual EBITDA	$233 million
Pre-tax NPV 10% discount	$1,266 million
After-tax NPV 10% discount	$803 million
Pre-tax IRR	34.0%
After-tax IRR	28.4%
Payback period	3 years, 5 months

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

The Company has recently filed a NI 43-101 technical report that summarizes the Stage 1 DFS on SEDAR (http://www.sedar.com) and on the Company’s website (http://www.lithiumamericas.com).

Project Financing

The Company has recently closed two financings with GFL International Co., Ltd., a wholly-owned subsidiary of Jiangxi Ganfeng Lithium Co., Ltd. (“Ganfeng Lithium”) and with BCP Innovation Pte Ltd., a wholly-owned subsidiary of Bangchak Corporation Public Company Ltd. (“Bangchak”). Together, Lithium Americas has raised approximately $285 million in debt and equity, providing it with a strong financial position to fund the remaining share of Cauchari-Olaroz’ capital costs alongside joint venture partner, SQM.

Political and Economic Changes in Argentina

The Argentine economy underwent significant positive changes in late 2015 and early 2016 as a result of measures that the new government has taken to reduce or remove controls and restrictions on capital flows. Since taking office in December 2015, President Mauricio Macri has moved swiftly to appoint a business-friendly cabinet and implement a series of major fiscal, political and regulatory policy measures. President Macri lifted foreign exchange controls that had been in place since 2011, and abolished export taxes on many agricultural and industrial goods, including lithium.

Lithium Nevada Project, Nevada, USA

The Company is advancing its lithium project to extract lithium from its clay at Lithium Nevada project. During the fifteen months ended December 31, 2016, the Company completed the most recent pilot plant program at its demonstration plant in Germany. This work has greatly increased the Company’s understanding of the processing and engineering requirements for the production of lithium products from the Lithium Nevada project. In light of the recent results, the Company has determined that additional engineering work will be required in order to optimize the process for commercial scale lithium hydroxide monohydrate production. In addition, the Company has become aware of recent technological advancements in lithium processing methods, and believes these innovative and sustainable technologies warrant further review for potential incorporation into the Lithium Nevada processing plant design.

In June 2016, the Company filed on Sedar an updated NI 43-101 technical report on Lithium Nevada project and reported that mineral resource estimates remained unchanged from the mineral resource estimates disclosed in the prior technical report.

The Company is in the process of determining the optimal path to advance the Lithium Nevada project. There is strong local and national support from both commercial and political bases to advance a Nevada based project and a clear and well-defined permitting process exists. Lithium Americas shares the vision of making Nevada a center of renewable energy and sustainable mining technologies. The Company is committed to advancing the Lithium Nevada project as expediently as possible, as dictated by further studies and market conditions, additional engineering work and pursuing strategic partnership opportunities to advance the project on a timely basis.

RheoMinerals Business

The organoclay plant, operated by the Company’s wholly-owned subsidiary RheoMinerals, located in Fernley, Nevada, was considered to be completed and ready for intended use on April 1, 2016. Accordingly, sales and costs of sales are recorded in respect of these operations commencing April 1, 2016. Prior to April 1, 2016, sales of organoclay product amounted to $0.7 million and have been accounted for as a reduction of the capitalized costs of organoclay plant property, plant and equipment. From April 1, 2016 to December 31, 2016 the Company reported $1.2 million in organoclay sales and $2.8 million during the six months ended June 30, 2017. Most of Rheominerals sales during the six months ended June 30, 2017 were to oil and gas service sector customers.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

In addition to clays for use in the oil and gas sector, RheoMinerals is a certified vendor with a Fortune 500 industrial group to sell its products internationally to the animal feed market as mycotoxin binders. RheoMinerals is also collaborating with industry participants on a specialty organophilic clay product for environmental applications. The product will service the existing market to remove organic compounds from industrial wastewater effluent.

In fiscal year 2016, RheoMinerals entered into a Technical Assistance and Royalty Agreement (the “Agreement”) with Delmon Co. Ltd., part of The Delmon Group of Companies (“Delmon”) in Saudi Arabia. Delmon has business interests spanning wide market segments of products and services, and is a leading local supplier of oilfield minerals and chemicals to Saudi Aramco. Under this agreement, RheoMinerals will collaborate with Delmon in the design and construction of a manufacturing facility (the “Delmon Plant”) for specialty additives used in oil based drilling fluids. The initial product offering will include organophilic bentonite and organophilic lignite products. RheoMinerals will receive $1.2 million ($0.3 million received in 2016) in progress payments upon Delmon achieving certain construction and operational milestones in addition to the reimbursements of expenses and costs of technical personnel. Under the Agreement, RheoMinerals will also receive royalties from the future Delmon Plant production. Delmon expects to commission the new facility in 2018.

Change in Fiscal Year End

The Company has changed its fiscal year end from September 30 to December 31, effective 2016. The Company changed its year end in order to align it with the Joint Venture for reporting and planning purposes as well as to bring its financial reporting timetable in line with the other companies in the industry.

Selected Financial Information

The following selected financial information is presented in thousands of US dollars, shares in thousands, unless otherwise stated and except per share amounts.

Summary of Selected Assets and Quarterly Results

	2017				2016*			2015
	Q2	Q1	Q5	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Total assets	86,017	48,517	45,301	50,537	53,845	57,664	57,876	68,541
Exploration and evaluation assets	1,457	1,457	1,447	1,444	1,010	1,010	31,361	42,623
Investment in Joint Venture	7,507	11,649	13,136	16,074	17,673	18,163	—	—
Property, plant and equipment	17,876	18,066	18,502	18,618	18,862	19,164	18,932	18,713
Working capital	50,923	9,620	8,593	11,260	13,384	13,667	2,532	840
Organoclay sales	1,612	1,167	534	452	168	—	—	—
Organoclay sales capitalized during the development stage	—	—	—	—	156	307	99	126
Expenses	(7,969)	(4,390)	(5,308)	(3,651)	(3,276)	(2,743)	(2,707)	(1,546)
Net loss for the period	(9,726)	(4,960)	(5,598)	(3,723)	(3,766)	(11,366)	(3,272)	(2,202)
Basic loss per common share	(0.03)	(0.02)	(0.01)	(0.01)	(0.01)	(0.03)	(0.01)	(0.06)
Diluted loss per common share	(0.03)	(0.02)	(0.01)	(0.01)	(0.01)	(0.03)	(0.01)	(0.06)

Quarterly amounts added together may not equal to the total reported for the period due to rounding or reclassifications.

*	2016 had five quarters due to the change in year end from September 30 to December 31 during the year.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

Total Assets

The Company’s total assets increased by $37,500 in Q2 2017 compared to Q1 2017 mostly due to net proceeds of $39,485 received from the investment agreement with GFL International Co., Ltd (“Ganfeng”) and proceeds of $3,433 from the warrants exercises offset by decrease in investment in Joint venture due to increase in the Company’s share of loss in Joint Venture.

The Company’s total assets increased by $3,216 in Q1 2017 compared to Q5 2016 mostly due to net proceeds of $7,233 received from the investment agreement with Ganfeng offset by $4,390 of expenses incurred during the period.

The Company’s total assets decreased in Q1 2016 compared to Q4 2015 mostly due to the decrease in exploration and evaluation assets as result of significant change in Argentinian peso/US$ exchange rate. The significant change in foreign exchange rate was due to the implementation of new economic policies by newly elected president in Argentina.

Exploration and Evaluation Assets

In Q2 2016, the decrease of $30,351 in exploration and evaluation assets was mainly due to the declining Argentinian Peso and accounting for the Joint Venture with SQM.

In Q1 2016, the significant decrease of $11,262 in exploration and evaluation assets is mostly due to the decline in the carrying amount of the Company’s Cauchari-Olaroz project due to the significant foreign exchange rate fluctuation for Argentinian pesos.

In Q4 2015, the Company recorded additions of $41,665 net of $251 for foreign exchange differences for the acquisition of the Cauchari-Olaroz project.

Investment in Joint Venture

The increase in the investment in the Joint Venture in Q2 2016 is due to the completion of the transaction with SQM which closed on March 28, 2016.

The changes in investment in the Joint Venture since initial contribution are as follows:

Initial contribution to Joint Venture – March 28,2016	$
50% of net asset value of Minera Exar	13,276
50% of contribution for Joint Venture project development	5,000

Total initial contribution	18,276

Share of loss of Joint Venture	(3,987)
Translation adjustment	(1,153)

Investment in Joint Venture – December 31, 2016	13,136

Share of loss of Joint Venture - for the six months ended June 30, 2017	(5,228)
Translation adjustment – for the six months ended June 30, 2017	(401)

Investment in Joint Venture – June 30, 2017	7,507

As at June 30, 2017 the aggregate amount of assets in the Joint Venture was $31,102, liabilities $16,088 and the loss for the six months ended June 30, 2017 was $10,456.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

Property, Plant and Equipment

Most of the Company’s property, plant and equipment amounts relate to the RheoMinerals organoclay plant. The plant was constructed during 2014 and considered to be completed and ready for intended use on April 1, 2016. Sales and costs of sales for the organoclay plant are recorded commencing April 1, 2016.

Working Capital

The increase in working capital of $41,303 in Q2 2017 is mostly attributable to the net proceeds of $39,485 received in connection with the Ganfeng Lithium Investment Agreement, $3,519 received from the stock options and warrants exercises offset by general and administrative expenses.

The increase in working capital of $1,027 in Q1 2017 is mostly attributable to the net proceeds of $7,233 received in connection with the Ganfeng Lithium Investment Agreement, $550 proceeds received from the stock options and warrants exercises, offset by a $5,000 loan provided to Joint Venture and general and administrative expenses. In Q1 2017, the Company reclassified $833 escrow deposit from its non-current assets to current assets. The $833 deposit released from escrow was received in April 2017.

The increase in working capital of $11,135 in Q2 2016 is mostly attributable to the $13,333 receivable from the Joint Venture, which was formed on March 28, 2016.

Organoclay Sales

The Company started to recognize organoclay sales on April 1, 2016, upon the organoclay plant achieving intended use status.

Expenses and Net Loss

The increase in the Company’s expenses in Q2 2017 compared to Q1 2017 was primarily due to an increase in the Company’s share of loss in Joint Venture due to increase in activities on the Cauchari-Olaroz project and to an increase in stock-based compensation expense due to new stock options and restricted share grants in Q2 2017.

The decrease in the Company’s expenses in Q1 2017 compared to Q5 2016 was primarily due to a decrease in the Company’s share of loss in Joint Venture and lower stock based compensation expense.

The increase in the Company’s expenses in Q5 2016, compared to Q4 2016 was mostly due to increase in consulting fees, legal expenses, marketing, and wages and salaries due to an increase in corporate activities and increase in the number of employees.

The increase in the Company’s expenses in Q4 2016, Q3 2016, and the quarter ended December 31, 2015, compared to other quarters was primarily due to increases in the Company’s share of loss in Joint Venture, which was formed on March 28, 2016. The increase in the Company’s share of loss in the Joint Venture from quarter to quarter was due to the increase of exploration activities on the Cauchari-Olaroz project.

In Q1 2016 expenses increased by $1,161 mainly due to the increase in exploration expenditures in Nevada and Argentina.

Included in Q1 2017 other losses is RheoMinerals’ equipment write down of $369 and Lithium Nevada’s property costs write off of $49. In Q2 2016, the Company recorded a loss of $8,979 (including $74 in related costs incurred in Q1 2016) on the sale of 50% of its equity interest in Minera Exar to SQM mainly due to $15,098 of cumulative exchange differences (“CTA”) in Minera Exar. In March 2016, the Company received a favorable court judgement on the litigation between the Company and a former officer and reversed a previously recorded provision of $544 included in accounts payable and accrued liabilities and recorded the reversal as a gain in other income (loss).

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

Results of Operations – Six Months Ended June 30, 2017

For the six months ended June 30, 2017, the Company reported a net loss of $14,686 compared to a net loss of $15,132 for the six months ended June 30, 2016, of which a $646 gross loss (2016—$309) is attributed to organoclay sales, $12,359 (2016—$6,019) is attributed to expenses, and a loss of $1,681 (2016—$8,804) is attributed to other items discussed in the summary of the quarterly results.

Organoclay Sales and Cost of Sales

The organoclay sales revenue in the period ended June 30, 2017 was $2,779 (2016-$168) , related production costs of $2,879 (2016—$417), and depreciation expense of $546 (2016—$60) resulting in gross loss from organoclay sales of $646 (2016 - $309). The Company’s sales increased from $534 in Q5 2016 to $1,167 in Q1 2017 and to $1,612 in Q2 2017. The Company is a new entrant in the organoclay business and is continuing to receive new sales orders for the existing products and certifications of the new products. The financial results of the organoclay business are expected to improve in the future with the anticipated higher volume of sales in 2017.

Expenses

Exploration expenditures of $1,392 (2016 – $1,053) includes expenditures incurred for the Lithium Nevada project of $921 (2016—$587) and $471 (2016—$466) in expenditures incurred directly by the Company related to the Cauchari-Olaroz project.

Organoclay research and development costs are consistent from period to period and include costs of operating research and development team and lab for new organoclay products development.

Loss from the Joint Venture of $5,228 (2016—$141) represents the Company’s share of the Joint Venture expenses for the Cauchari-Olaroz project. The increase in the Company’s share of the Joint Venture expenses was due to the increase in activity on the Cauchari-Olaroz project.

Stock-based compensation of $2,590 (2016—$1,845) is a non-cash expense and consists of the $1,002 estimated fair value of stock options vested during the period and the $1,588 fair market value of restricted shares. During the period ended June 30, 2017, the Company granted 5,675 stock options and 3,725 restricted shares to its directors, executive officers, and employees.

Results of Operations – Six Months Ended June 30, 2017
Included in General and Administrative expenses of $2,572 (2016—$2,750):
•	Marketing expenses of $256 (2016—$348) include salaries, travel expenses, and other miscellaneous expenses of RheoMinerals marketing staff;

•	Office expenses of $315 (2016 – $281) include Vancouver, Reno and Toronto office rent, insurance, IT, telephone and other related expenses and general office expenses;

•

Professional fees of $404 (2016—$304) consist of legal fees of $214 (2016—$146), consulting fees of $88 (2016—$98), public relations fees of $48 (2016—$17), and accounting fees of $54 (2016—$43). The increase is due to an increase in corporate activities;

•	Salaries and benefits of $1,082 (2016 – $1,116) include salaries and benefits for the Company’s employees.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

Results of Operations – Three Months Ended June 30, 2017

For the three months ended June 30, 2017, the Company reported a loss of $9,726 compared to a loss of $3,766 for the three months ended June 30, 2016 (“2016 period”), of which a $203 loss (2016 period—$309) is attributed to organoclay sales, $7,969 (2016 period—$3,276) is attributed to expenses, and a loss of $1,554 (2016 period—$181) is attributed to other items discussed in the summary of the quarterly results.

Organoclay Sales and Cost of Sales

The organoclay sales revenue in Q2 2017 were $1,612 (2016 period—$168) , related production costs of $1,593 (2016 period—$417), depreciation expense of $222 (2016 period—$60) resulting in gross loss from organoclay sales of $203 (2016 period—$309). The Company’s sales increased from $534 in Q5 2016 to $1,167 in Q1 2017, and to $1,633 in Q2 2017. The Company is a new entrant in the organoclay business and is continuing to receive new sales orders for the existing products and certifications of the new products. The financial results of the organoclay business are expected to improve in the future with the anticipated increasing volume of sales over the rest of 2017.

Expenses

Exploration expenditures of $829 (2016 period – $284) includes expenditures incurred for the Lithium Nevada project of $497 (2016 period—$284) and $332 (2016 period—$Nil) of expenditures incurred directly by the Company related to the Cauchari-Olaroz project.

Organoclay research and development costs are consistent from period to period and include costs of operating a small research team and lab for new organoclay products development.

Loss from the Joint Venture of $3,482 (2016 period—$28) represents the Company’s share of the Joint Venture expenses for the Cauchari-Olaroz project.

Stock-based compensation of $2,356 (2016 period—$1,571) is a non-cash expense and consists of the $839 estimated fair value of stock options vested during the period and the $1,517 fair market value of restricted shares.

Included in General and Administrative expenses of $1,211 (2016 period—$1,289):

•	Marketing expenses of $124 (2016 period—$163) include salaries, travel expenses, and other miscellaneous expenses of RheoMinerals marketing staff;

•	Office expenses of $104 (2016 period – $115) include Vancouver, Reno and Toronto office rent, insurance, IT, telephone and other related expenses and general office expenses;

•	Professional fees of $108 (2016 period- $147) include legal, consulting, public relations and accounting fees;

•	Salaries and benefits of $584 (2016 period – $488) include salaries and benefits for the Company’s employees.

Convertible security accretion in 2016 period was $140. In 2016 period, the Company repaid the remaining balance of the convertible security note.

The Company recognized in Q2 2017 a foreign exchange loss of $1,672 (2016 period—$10) due to the appreciation of CDN$ dollar compared to US$ during the period. The Company holds most of its cash in US$.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

Liquidity and Capital Resources

	Six months ended June 30,
Cash Flow Highlights
	2017	2016
	$	$
Cash used in operating activities	(5,378)	(5,589)
Cash (used in)/provided by investing activities	(4,546)	11,708
Cash provided by financing activities	50,936	3,322
Effect of foreign exchange on cash	94	150

Change in cash and cash equivalent	41,106	9,591
Cash and cash equivalents—beginning of period	8,056	2,646

Cash and cash equivalents—end of period	49,162	12,237

As at June 30, 2017, the Company had cash and cash equivalents of $49,162 and working capital of $50,923 compared to cash and cash equivalents of $8,056 and working capital of $8,593 on December 31, 2016.

On January 27, 2017, pursuant to the Ganfeng Lithium Investment Agreement, the Company issued to Ganfeng Lithium 11,250 common shares at a price of CDN$0.85 per share, for an aggregate cash subscription of CDN$9,563 ($7,297) and incurred related costs of $64. On June 7, 2017, the Company issued to Ganfeng Lithium an additional 63,750 common shares at a price of CDN$0.85 per share, for an aggregate cash subscription of CDN$54,188 ($40,163) and incurred related costs of $677.

Subsequent to Q2 2017, on July 14, 2017, pursuant to the Bangchak Investment Agreement, the Company issued to Bangchak Petroleum Public Company Limited 50,000 common shares at a price of CDN$0.85 per common share, for an aggregate cash subscription of CDN$42,500 ($33,539) and paid related financing costs of $319. Additional related financing costs of $127 were included in receivables, prepaids and deposits on June 30, 2017.

In January 2016, the Company received $3,500 from non-brokered private placement of subscription receipts and incurred related costs of $42.

In April 2016, the Company received $14,754 from the Joint Venture, net of $246 transaction costs.

In June 2016, the Company repaid the remaining balance of $1,653 related to convertible security.

The Company will require additional working capital to continue development of its organoclay business and for further development of its lithium projects. The timing and the amount of RheoMinerals and Lithium Nevada expenditures are within the control of the Company due to its direct and sole ownership. Pursuant to the agreements governing the Joint Venture on the Cauchari-Olaroz project, decisions regarding capital and operating budgets for the project require unanimous approval.

The Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects. There can be no assurance that the Company will be successful in obtaining the required financing to develop its projects.

Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity and capital resources are substantially determined by the success or failure of the exploration and development programs.

The Company does not now nor does it expect in the future to engage in currency hedging to offset any risk of currency fluctuations.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

Financings

Ganfeng Lithium Investment

During the six months ended June 30, 2017, the Company completed the investment agreement with Ganfeng Lithium for funding to advance the construction of the Cauchari-Olaroz lithium project.

Pursuant to the Ganfeng Lithium investment agreement:

•	Ganfeng Lithium purchased by way of a private placement, 75,000 common shares at a price of CDN$0.85 per common share for gross proceeds of CDN$63,750 ($47,460);

•

Ganfeng Lithium will provide to Lithium Americas a $125,000 debt facility to be used to fund a portion of Lithium Americas’ share of Cauchari-Olaroz construction costs. The debt facility has a term of six years, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six;

•

Ganfeng Lithium and the Company have agreed to terms for an offtake entitlement in favour of Ganfeng Lithium for the purchase of up to 80% of Lithium Americas’ share of Cauchari-Olaroz Stage 1 lithium carbonate production at market prices;

•	Ganfeng Lithium is entitled to one nominee on Lithium Americas’ board of directors and anti-dilution protection to maintain its proportionate interest in Lithium Americas for a two-year term.

Bangchak Investment

On January 19, 2017, the Company signed an investment agreement with Bangchak for funding to advance the construction of the Cauchari-Olaroz lithium project.

Pursuant to the Bangchak investment agreement:

•	Bangchak has agreed to purchase, by way of a private placement, 50,000 common shares at a price of CDN$0.85 per common share for gross proceeds of C$42,500 ($33,539);

•

Bangchak will provide to Lithium Americas a $80,000 project debt facility to be used to fund a portion of Lithium Americas’ share of Cauchari-Olaroz construction costs. The project debt facility has a term of six years, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six;

•

Bangchak and the Company have agreed to terms for an offtake entitlement in favour of Bangchak for the purchase of 15% of Lithium Americas’ share of Cauchari-Olaroz Stage 1 lithium carbonate production at market prices;

•	Bangchak will be entitled to one nominee on Lithium Americas’ board of directors and anti-dilution protection to maintain its proportionate interest in Lithium Americas for a two-year term.

The Company completed the closing of the Bangchak Investment Agreement subsequent to June 30, 2017 and provided corporate guarantees, to both lenders, Bangchak and Ganfeng, in connection with the debt facility.

Operating Activities

Net cash used in operating activities during the six month period ended June 30, 2017, was $5,378 compared to $5,589 net cash used during the six months period ended June 30, 2016. The significant components of operating activities are discussed in the Results of Operations sections.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

Investing Activities

Investing activities required cash of $4,546 during the six months period ended June 30, 2017, compared to $11,708 cash provided during the six-month period ended June 30, 2016. The cash used in investing activities was for the additions to property, plant and equipment of $329 (2016—$231) and additions to exploration and evaluation assets of $50 (2016 - $222). In Q1 2017, the Company entered into a loan agreement and advanced $5,000 to the Joint Venture. The rate of interest on the principal amount is 12-months LIBOR plus 3% and calculated on the basis of a 360-day year. The interest is accrued on a non-compounding basis. The maturity date of the loan is 2 years following the drawdown date. The loan will be used by the Joint Venture for mining exploration or mining construction and development purposes.

Financing Activities

During the six-month period ended June 30, 2017, the Company received $47,460 in connection with the Ganfeng Lithium investment agreement and incurred related costs of $741, $442 (2016—$598) from the exercise of stock options and $3,628 (2016—$958) from the warrants exercises. Accounts payable and accrued liabilities related to the costs incurred in connection with Ganfeng Lithium Investment Agreement were $232 on June 30, 2016.

During the six month period ended June 30, 2016, the Company received $3,500 from Bangchak subscription receipt financing and incurred $191 in related costs and repaid the remaining balance of $1,653 related to convertible security note. Accounts payable and accrued liabilities related to the Bangchak subscription receipt financing on June 30, 2016, were $262.

Current Share Data

As at the date of this report, the Company has 437,222 common shares issued and outstanding, 4,183 restricted shares, 333 deferred share units, 19,640 stock options, and 2,844 warrants outstanding.

Related Party Transactions

The Company pays its non-executive directors a base annual fee of $35 per year and an additional $5 per year to a Committee Chair, $10 to the Company’s Audit Committee Chair, and $25 to the Company’s Board Chair. The fees will be settled through a combination of cash and the issuance of the DSUs with each board member obligated to receive a minimum of 50% and a maximum of 100% of all such compensation in DSUs. In addition, the Company pays $1 per meeting in cash for Board meetings in excess of six meetings per year.

There were no contractual or other commitments arising from the related party transactions. The amounts due to related parties are unsecured, non-interest bearing and have no specific terms for repayment.

Contractual Obligations

As at June 30, 2017, the Company had the following contractual obligations:

	Not later than	Later than 1 year	Later than 5	Total
	1 year	and not later than	years
		$5 years $	$	$

Rent of office spaces	199	315	—	514
Promissory note for RheoMinerals plant¹	172	861	15	1,048
Equipment finance leases¹	48	48	—	96

Total	419	1,224	15	1,658

¹	Long-term borrowing and obligation under capital leases include principal and interest/finance charges

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

Financial Instruments

Financial assets and liabilities are recognized when the company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into one of two categories: loans and receivables, or other financial liabilities. All financial instruments are initially measured in the statement of financial position at fair value.

Subsequent measurement and changes in fair value will depend on their initial classification. Loans and receivables and other financial liabilities are measured at amortized cost.

Cash and receivables have been designated as loans and receivables and are included in current assets due to their short term nature. The Company’s other financial liabilities include accounts payable and accrued liabilities, long-term borrowing, convertible security obligation, and obligations under finance leases. Accounts payable, accrued liabilities, convertible security obligation, and the current portion of long-term borrowing and finance leases that is due within twelve months from the financial statement reporting date are included in current liabilities due to their short-term nature. Long-term borrowing and obligations under finance leases are included in long-term liabilities due to their long-term nature.

Off-Balance Sheet Arrangements

The Company’s off-balance sheet arrangements related to the exploration and evaluation assets are disclosed in notes 4 and 6 of the Company’s December 31, 2016, audited consolidated financial statements and will only be incurred if the Company continues to hold the subject property, starts production or exercises purchase option. The Company’s reclamation bond arrangement is disclosed below.

Decommissioning Provision and Reclamation Bond

The Company estimated the carrying value of the liability for decommissioning provision that arose to date as a result of exploration activities to be $179 for the Lithium Nevada project. The fair value of the liability was determined to be equal to the estimated remediation costs. In May 2014, the Company’s $908 reclamation bond payable to the Bureau of Land Management was guaranteed by a third-party insurance company upon the issuance of Lithium Nevada clay mine project permit to the Company in 2014. The bond guarantee is renewed annually and secured by the Company’s $150 security deposit.

Significant Accounting Policies

Please refer to the Company’s annual MD&A for the Significant Accounting Policies.

Critical Accounting Estimates and Judgements

Please refer to the Company’s annual MD&A for the Critical Accounting Estimates and Judgements.

Risks and Uncertainties

Please refer to the Company’s annual MD&A in the section entitled “Risks and Uncertainties”, as well as the Company’s annual information form in the section entitled “Risk Factors” for risks and uncertainties faced by the Company.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

New Accounting Standards and Recent Pronouncements

The Company has not yet adopted IFRS 9 – Financial Instruments: Classification and Measurement, which have been published, but is effective January 1, 2018, IFRS 15-Revenue from Contracts with Customers which is effective on or after January 1, 2018, and IFRS 16 – Leases, which is effective on or after January 1, 2019.

Changes in Directors and Management

On July 17, 2017, Chaiwat Kovavisarach was appointed to Lithium Americas’ Board of Directors. Mr. Kovavisarach is currently Chief Executive Officer of Bangchak Corporation Public Company Ltd., parent company of Bangchak.

On June 30, 2017, the Company announced the appointment of Gary Cohn as an independent director. Prior to his recent consulting work on corporate development matters, Mr. Cohn had a lengthy career with Magna International Inc. which began in 1989. His roles with Magna included overseeing the mergers and acquisitions function, serving as in-house legal counsel and acting as corporate secretary. During his career, he also practiced corporate and securities law with two large national law firms in Canada. He was a member of the Board of Directors of the former Lithium Americas Corp. from 2014 until its merger with the Company.

On June 7, 2017, the Company announced the appointment of Wang Xiaoshen and Jonathan Evans as the Company’s independent directors. Mr. Wang was appointed to the Board of Lithium Americas as the nominee of Jiangxi Ganfeng Lithium Co. Ltd., which has a board nomination right pursuant to the strategic financing with the Company. Mr. Wang is currently Vice Chairman and Executive Vice President of Ganfeng Lithium.

Mr. Evans has more than 20 years of operations and general management experience across businesses of various sizes and industry applications. Previously, he served as Vice President and GM for the Lithium Division at FMC Corporation. Mr. Evans is currently the Chief Operating Officer of DiversiTech Corporation. Mr. Evans has also held executive management roles at Arysta LifeScience, AMRI Corporation and General Electric.

Coincident with the appointment of Mr. Wang and Mr. Evans to the Board, Lenard Boggio and Nicole Adshead-Bell have voluntarily stepped down as directors of the Company.

On May 10, 2017 the Company announced the appointment of Gabriel Rubacha as the Company’s President, South American Operations. Mr. Rubacha was previously the Commercial Director of Techint Engineering and Construction S.A. (“Techint”). Mr. Rubacha continues to serve as a director of the Company and as the Company’s representative on the Board of the Joint Venture company Minera Exar.

Investor Relations

Tom Hodgson, CEO, and John Kanellitsas, President and Vice-Chairman coordinate investor relations activities for the Company.

Interest of Experts

All technical and scientific information discussed in this MD&A in respect of the Cauchari-Olaroz Project has been reviewed and approved by Ernest Burga, a consultant of the Company, who is considered, by virtue of his education, experience and professional association, a Qualified Person for the purposes of NI 43-101. Detailed descriptions of mineral resource and mineral reserve estimates, data verification and QA/QC programs are included in the NI 43-101 compliant technical report summarizing the Stage 1 DFS available on SEDAR (www.sedar.com).

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities regulators and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis. The Company’s management believes that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

Internal Controls over Financial Reporting

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Management is responsible for the design of the Company’s internal controls over financial reporting.

The Company’s internal controls over financial reporting include policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of assets, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There has been no change in the Company’s internal controls over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Forward Looking Statements

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of applicable Canadian securities legislation. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking statements in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

In particular, this MD&A contains forward-looking statements pertaining to the following: capital expenditure programs; estimates of the quality and quantity of the mineral resources and mineral reserves at its mineral properties; development of mineral resources and mineral reserves; treatment under governmental and taxation regimes; expectations regarding the Company’s ability to raise capital; expenditures to be made by the Company on its properties; the Company’s expectations regarding the preparation of a feasibility study for lithium carbonate production at the Lithium Nevada project; results of development and advancement work at the Company’s properties; the update to the 2012 Environmental Impact Study, including the timing thereof; scheduled production at the Cauchari-Olaros project; the expectation for the development of the Cauchari-Olaroz project through the Joint Venture with SQM; work plans to be conducted by the Company, including expectations with respect to the operational status of, and commercial production at, its Fernley plant; the Company’s plans to introduce certain products to the market; the Company’s ability to source sales contracts for its organoclay products, the Company’s role in the lithium-ion battery sector; and the Company’s contribution to the global supply chain.

With respect to forward-looking statements listed above and contained in this MD&A, the Company has made assumptions regarding, among other things:

•	uncertainties relating to receiving mining, exploration, environmental and other permits or approvals in Nevada, USA and Jujuy Province, Argentina;

•	the impact of increasing competition in the lithium business;

•	unpredictable changes to the market prices for lithium and clay-based organoclay products;

•	exploration and development costs for the Cauchari-Olaroz project and the Lithium Nevada project;

•	anticipated results of exploration and development activities;

•	availability of additional financing;

•	the Company’s ability to obtain additional financing on satisfactory terms;

•	the ability to achieve production at any of the Company’s mineral exploration and development properties;

•	preparation of a development plan for lithium carbonate production at the Lithium Nevada project;

•

the market price of organoclay, the Company’s ability to produce RheoMinerals products at a competitive price and to source sales contracts; and the continued growth of the shale gas and ultra-deep oil drilling and lithium industries.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A including the following: volatility in the market price for minerals; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; uncertainty of whether there will ever be production at the Company’s mineral exploration properties; geological, technical, drilling or processing problems; liabilities and risks, including environmental liabilities and risks, inherent in mineral extraction operations; fluctuations in currency exchange and interest rates; incorrect assessments of the value of acquisitions; unanticipated results of exploration activities; competition for, amongst other things, capital, undeveloped lands and skilled personnel; lack of availability of additional financing and/or joint venture partners; unpredictable weather conditions; unanticipated delays at Fernley plant or in preparing feasibility studies; the ability to manufacture an organoclay product that meets customer requirements; an increase in the costs of manufacturing organoclay, including the costs of any raw materials used in the process; a reduction in the demand for shale or ultra-deep drilling, as well as those risk factors described in the Company’s annual information form in the section entitled “Risk Factors”.

Readers are cautioned that the foregoing lists of risk factors are not exhaustive. The forward-looking statements contained in this report are expressly qualified by this cautionary statement. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.